Mail Stop 4561

June 29, 2007

Douglas J. Shaw
President and Chief Executive Officer
Monotype Imaging Holdings Inc.
500 Unicorn Park Drive
Woburn, Massachusetts 0180

> **RE:** **Monotype Imaging Holdings, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-140232**
> **Date Filed: June 7, 2007**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

S-1/A filed June 7, 2007

1. We understand from your response to comment 12 in our letter dated May 10, 2007 that you intend to effect a 3.65-to-1 stock split. Tell us the expected timing of the split and what consideration you have given to retroactive presentation and disclosure in accordance with SAB Topic 4C.

Note 2. Significant Accounting Policies

Revenue Recognition

Creative Professional Revenue, page F-12

2. Please refer to comment 24 in our letter dated May 10, 2007. It is not clear to us how "the Company does not track or account separately for each [font transaction]." In this regard, specifically detail for us how you calculate the font license fees that you pay on certain fonts that are owned by third parties. Your response should address issues including, but not limited to, which party generates the reporting for calculating your font license fees, whether font usage reports from end users or OEMs are utilized to calculate font license fees, the timing of reporting, etc.

Note 12. Stock Compensation Plan, pages F-34 – F-36

3. Refer to the tabular presentation of options granted during the year ended December 31, 2006 and the three month period ended March 31, 2007 at the bottom of page F-35 and address the following:

   - Confirm that the "Grant Date" reflects the measurement date for accounting purposes. Consider revising the column identifier to ensure a clear understanding of the grant dates identified in MD&A and the dates noted in the table. Alternatively, revise the grant dates identified in MD&A to agree with the grant dates noted in the table;
   - With regard to your discussion in the third footnote to this table, define "legal grant date" within the footnote and explain how that corresponds to the grant dates described within MD&A;
   - Confirm for us that the "Exercise price per share" as of each "Grant Date" is also the fair value of the common stock as of each respective legal grant date;
   - Explain how the "fair value of the common stock" reflected in column three was determined and the reason for the increase between the exercise price per share and the fair value of the common stock on the grant date.

   Revise your filing to address the points above in order to provide investors a more transparent picture and understanding of your equity based transactions. Ensure that information presented in this footnote is clear and consistent with the information presented within MD&A (your pages 41 through 47) and within your discussion in the accounting policies footnote (your pages F-15 through F-18).

   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 or Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc. Jocelyn Arel
by facsimile at 617-523-1231